

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2024

Phyllis Newhouse
Chief Executive Officer
ShoulderUp Technology Acquisition Corp.
125 Townpark Drive
Suite 300
Kennesaw, GA 30144

> **Re: ShoulderUp Technology Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 4, 2024**
> **File No. 001-41076**

Dear Phyllis Newhouse:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Risk Factors
The New York Stock Exchange delisted our securities from trading on its exchange..., page 4

1.   We note your response to prior comment 1. Please revise your disclosure to clearly state that you may no longer be attractive as a merger partner because you are no longer listed on an exchange.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gerry Williams, Esq.